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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8- 34918

FACING PAGE

FEB 28 2011

Washington DC
110

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meeschaert Capital Markets, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

600 Madison Avenue-23rd Floor

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William L. Fischer   **(212)953-9200**
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAINES AND FISCHER LLP

(Name – *if individual, state last, first, middle name*)

555 FIFTH AVENUE; 9TH FLOOR; NEW YORK, NY 10017

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Gregori Volokhine_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Meeschaert Capital Markets, Inc.**_____, as of _____DECEMBER 31_____, 20_10_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

CHARLENE B. METZ
Notary Public, State of New York
No. 01ME4840643
Qualified in Queens County
Commission Expires Jan. 31, 20 _14_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Meeschaert Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Meeschaert Capital Markets, Inc. (a corporation and wholly-owned subsidiary of Meeschaert Corporation) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meeschaert Capital Markets, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

New York, New York
February 22, 2011

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)

CONTENTS

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 190,736
Receivable from broker-dealers and clearing organizations	61,948
Prepaid expenses	10,300
Prepaid income taxes	7,602
Due from stockholder	15,277
Furniture and equipment, at cost, net of accumulated depreciation of $117,086	96,679
Deposits	562
TOTAL ASSETS	$ 383,104

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 45,579
TOTAL LIABILITIES	45,579

Commitments

Stockholder's Equity:

Common stock, 100,000 shares authorized with $1 par value, 100 shares issued and outstanding	100
Additional paid-in capital	874,900
Retained earnings (deficit)	(537,475)
TOTAL STOCKHOLDER'S EQUITY	337,525
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 383,104

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Statement of Income
For the Year Ended December 31, 2010

Revenues:

Securities commissions	$ 702,130
Interest income	1,928
Other income	13,853
Total revenues	717,911

Expenses:

Commissions and clearance paid to all other brokers	110,899
Communications	116,924
Employee compensation and benefits	589,539
Occupancy and equipment costs	143,641
Promotional costs	36,696
Regulatory fees and expenses	49,368
Director's fees	70,000
Other expenses	54,509
Total expenses	1,171,576

(Loss) before income taxes	(453,665)
Income taxes	1,056
Net (loss)	$(454,721)

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2009	100	$100	$774,900	$(82,754)	$ 692,246
Net (loss)				(454,721)	(454,721)
Capital contribution	—	—	100,000	—	100,000
Balances at December 31, 2010	100	$100	$874,900	$(537,475)	$ 337,525

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2010

Balance at December 31, 2009	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2010	$ -0-

The accompanying notes are an integral part of these financial statements.

Page 5

Cash Flows from Operating Activities:

Net (loss)	$(454,721)
Adjustments to reconcile net (loss) with net cash	
(used) in operating activities:	
Depreciation	37,202
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	3,876
Increase in prepaid expenses	(711)
Decrease in prepaid income taxes	6,415
Decrease in miscellaneous receivables	8,910
Decrease in deposits	3,558
Decrease in accounts payable and accrued expenses	(12,531)
Net Cash (Used) in Operating Activities	(408,002)
Cash Flows from Financing Activities:	
Decrease in due from stockholder	16,906
Capital contributions	100,000
Net Cash Provided by Financing Activities	116,906
Net decrease in cash	(291,096)
Cash at beginning of year	481,832
Cash at end of year	$ 190,736

Supplemental disclosure of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income tax refunds (net of income taxes paid of $-0-) applicable to year 2009	(5,359)

The accompanying notes are an integral part of these financial statements.

(1) **Organization and Operation**

Meeschaert Capital Markets, Inc. (the "Company") (formerly World Market Equities Incorporated) is incorporated under the laws of the State of Texas and is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

The majority of the Company's business is dependent upon a small number of customers in France. Effective in November 2007, the Company became a wholly-owned subsidiary of Meeschaert Corporation (the "Parent").

(2) **Summary of Significant Accounting Policies**

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expense are adjusted to a trade date basis.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

Advertising costs are expensed as incurred.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided based upon earnings reported for financial statement purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

(3)   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of approximately $206,523 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4)   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

(5)   Capital Stock

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

(6)   Furniture and Equipment

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 88,036	$36,881	$ 51,155
Equipment	125,729	80,205	45,524
	$213,765	$117,086	$96,679

Depreciation expense for the year ended December 31, 2010 was $37,202 and is included in occupancy and equipment cost.

(7)   Related Party Transactions

The Company is due $15,277 from the Parent at December 31, 2010. This amount represents expenses paid on behalf of the Parent by the Company.

(8) **Lease Commitments**

The Company leases its office facilities from the Parent. The lease provides for monthly payments of $5,000 and expires on April 1, 2011, however, it contains a renewal option for an additional one year. Prior to April 1, 2010, the Company had been leasing its office facilities from the Parent at the monthly rate of $15,000 on a month-to-month basis. Rent expense charged to operations amounted to $90,000 for the year ended December 31, 2010.

(9) **Income Taxes**

The provision for income taxes consists of the following:

Federal Income Tax	$	-0-
NYS Franchise Tax		300
NYC General Corporation Tax		756
Total	$	1,056

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2007, 2008, and 2009 tax returns are currently open for examination.

(10) **Retirement Plan**

The Company maintains a 401(k) retirement plan which covers qualified employees. The Company's contribution to the plan is based on a percentage of employees' contributions. For the year ended December 31, 2010, the Company made a contribution of $5,580, which is included in employee compensation and benefits on the accompanying Statement of Income.

(11)   Off-Balance Sheet Risk

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

(12)   Litigation

An arbitration was commenced on December 10, 2010 by Loic Lamoureux, former President and Chief Compliance Officer of the Company before the Financial Industry Regulatory Authority ("FINRA") entitled Loic Lamoureux v. Meeschaert Capital Markets, Inc., Meeschaert Financial Services, LLC and Meeschaert Corporation. In his Statement of Claim, Mr. Lamoureux alleges that Respondents are liable for breach of a Stock Purchase Agreement ("SPA") dated November 2, 2007 between the Parent and Mr. Lamoureux and breach of the covenant of good faith and fair dealing in connection therewith, breach of the Employment Agreement between the Company and Mr. Lamoureux dated November 2, 2007 and breach of the covenant of good faith and fair dealing in connection therewith, and violations under the New York State Labor Law Section 193, for failure to pay wages, and Section 740, for retaliation and for defamation in connection with the termination of his employment. Mr. Lamoureux seeks a total of $2,100,000 in compensatory damages plus punitive damages, attorneys' fees and costs. The Parent and Meeschaert Financial Services LLC are not parties to the arbitration because they are not FINRA members, as confirmed by letter dated January 14, 2011 from FINRA.

The Company terminated Mr. Lamoureux's employment for Cause on May 10, 2010, as that term is defined under the Employment Agreement. Because it is not a party to the SPA, in legal Counsel's opinion, the Company is not liable under Mr. Lamoureux's claims for breach thereof. The outcome of any litigation is inherently uncertain and it is too early in these proceedings for counsel to make a determination regarding any possible material adverse effect this may have on the Company's financial position, liquidity or results of operations. Counsel for the Company does not believe that a loss is probable, nor do they believe that a loss is remote. The Company intends to vigorously defend these actions; it must submit an Answer to Mr. Lamoureux's Statement of Claim by March 7, 2011.

Litigation (continued)

There is an agreement between the Company and the Parent to share legal fees and disbursements in the following manner: 90% shall be borne by the Parent and 10% by the Company. Legal fees charged to operations totalled $7,730 for the year ended December 31, 2010.

(13)   Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 22, 2011, the date which the financial statements were available to be issued.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2010

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2010

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$337,525
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		337,525
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$ 10,300	
Prepaid income taxes	7,602	
Loan to stockholder	15,277	
Net furniture and equipment	96,679	
Deposits	562	
Haircut for foreign currency held	582	131,002
Net capital before haircuts on securities positions		206,523
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Trading and investment securities	-0-	
Undue concentration	-0-	-0-
Net capital		$206,523

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 45,579
Total aggregate indebtedness	$ 45,579

The preceding notes are an integral part of this supplemental information.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2010

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$206,523
Net capital per audited report	$206,523

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 3,039
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$201,523
Excess net capital at 1000%	$200,523
Ratio: Aggregate indebtedness to net capital	0.22 to 1

The preceding notes are an integral part of this supplemental information.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)
Schedule of Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2010

SCHEDULE II

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.



Board of Directors
  Meeschaert Capital Markets, Inc.

In planning and performing our audit of the financial statements of Meeschaert Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 22, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 22, 2011 on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 22, 2011



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
 Meeschaert Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Meeschaert Capital Markets, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 22, 2011

MEESCHAERT CAPITAL MARKETS, INC.
Schedule of Assessment and Payments
December 31, 2010

Revenues

Brokerage commissions	$ 702,130
Interest income	1,928
Other income	13,853
Total revenues (FOCUS Line 12/Part IIA Line 9)	717,911

Deductions

Commissions, floor brokerage and clearance paid to other SIPC members	98,239
Total deductions	98,239

SIPC net operating revenues	**$ 619,672**

SIPC general assessment at .0025	$ 1,549
Less: Payments	881
Assessment balance due	**$ 668**